United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

August 7, 2008
Date of report *(date of earliest event reported)*

Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices, and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** (a Wisconsin Corporation) 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mgeenergy.com	39-2040501
000-1125	**Madison Gas and Electric Company** (a Wisconsin Corporation) 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mge.com	39-0444025

Check the appropriate box below if the Form 8 K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a 12 under the Exchange Act (17 CFR 240.14a 12)

[ ] Pre commencement communications pursuant to Rule 14d 2(b) under the Exchange Act (17 CFR 240.14d 2(b))

[ ] Pre commencement communications pursuant to Rule 13e 4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Item 2.02. Results of Operations and Financial Condition.

On August 7, 2008, MGE Energy, Inc. (the Company) issued a press release announcing its second-quarter 2008 earnings. The Company is furnishing a copy of that press release as Exhibit 99.1 to this report.

This combined Form 8-K is being furnished separately by the Company and Madison Gas and Electric Company. Information contained herein relating to any individual registrant has been furnished by such registrant on its own behalf. Neither registrant makes any representation as to information relating to the other registrant.

Item 9.01. Financial Statements and Exhibits.

(a)　Financial statements of businesses acquired:
　　　Not applicable.

(b)　Pro forma financial information:
　　　Not applicable.

(c)　Shell company transactions:
　　　Not applicable.

(d)　Exhibit(s):

8-K Exhibit No.	Description
99.1	Press release of MGE Energy, Inc., issued on August 7, 2008.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
Madison Gas and Electric Company
(Registrant)

/s/ Jeffrey C. Newman
Jeffrey C. Newman
Vice President and Treasurer

Date: August 7, 2008

MGE Energy, Inc.
Madison Gas and Electric Company

Exhibit Index to Form 8-K
Dated August 7, 2008

8-K Exhibit No.	Description
99.1	Press release of MGE Energy, Inc., issued on August 7, 2008.

Exhibit 99.1

MGE Energy Reports Second-Quarter Earnings

Madison, Wis., Aug. 7, 2008—MGE Energy, Inc. (Nasdaq: MGEE) today reported earnings for the three months ended June 30, 2008, of $10.6 million, or 48 cents per share, compared to $10.0 million, or 47 cents per share, for the same period in the prior year.

Earnings for the three months ended June 30, 2008, benefited from an increase in revenues related to the recovery of costs associated with MGE Energy's construction activities. As a result of the construction activities at Elm Road Generating Station, MGE Energy recognized $0.7 million in additional pretax income for the three months ended June 30, 2008, compared to the same period in the prior year.

During the three months ended June 30, 2008, earnings from electric utility operations increased slightly and earnings from the gas utility remained the same compared to the corresponding period in the prior year. Retail electric sales decreased 0.9% for the second quarter of 2008 compared to 2007. Residential electric use was down 6.7% due to the cooler weather. The lower residential usage was offset by higher sales to large customers that are less weather sensitive.

MGE Energy is a public utility holding company. Its principal subsidiary, Madison Gas and Electric (MGE), generates and distributes electricity to 136,000 customers in Dane County, Wis., and purchases and distributes natural gas to 140,000 customers in seven south-central and western Wisconsin counties. MGE's roots in the Madison area date back more than 150 years.

MGE Energy, Inc.
(In thousands, except per-share amounts)
(Unaudited)

Three Months Ended June 30,	**2008**	**2007**
Operating revenue	$124,737	$110,545
Operating income	$18,242	$16,723
Net income	$10,557	$9,966
Earnings per share (basic and diluted)	$0.48	$0.47
Weighted average shares outstanding (basic and diluted)	22,105	21,375

Six Months Ended June 30,	**2008**	**2007**
Operating revenue	$314,733	$278,431
Operating income	$42,550	$38,356
Net income	$24,394	$22,268
Earnings per share (basic and diluted)	$1.11	$1.05
Weighted average shares outstanding (basic and diluted)	22,047	21,201

# # #

Contact:
Steve Kraus
Manager - Media Relations
608-252-7907
skraus@mge.com